                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                     Check Point Software Technologies Ltd.
                               (Name of Issuer)

                     Ordinary Shares, Nominal Value NIS .O1
                        (Title of Class of Securities)

                                  M22465104
                               (CUSIP Number)

                            Peter A. Nussbaum, Esq.
                           Schulte Roth & Zabel LLP
                              900 Third Avenue
                           New York, New York 10022
                                (212) 756-2000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                             December 11, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
<PAGE


SCHEDULE 13D/A

CUSIP No. M22465104                                         Page 2 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    VGH Partners, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        937,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     937,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    937,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    2.8%

     14        TYPE OF REPORTING PERSON*
                    OO
<PAGE



SCHEDULE 13D/A

CUSIP No. M22465104                                         Page 3 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        937,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     937,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    937,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    2.8%

     14        TYPE OF REPORTING PERSON*
                    PN
<PAGE



SCHEDULE 13D/A

CUSIP No. M22465104                                         Page 4 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Asset Management, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,313,100
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,313,100

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,313,100

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    4.0%

     14        TYPE OF REPORTING PERSON*
                    PN
<PAGE


SCHEDULE 13D/A

CUSIP No. M22465104                                         Page 5 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Jeffrey N. Vinik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        2,250,100
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     2,250,100

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     2,250,100

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    6.8%

     14        TYPE OF REPORTING PERSON*
                    IN
<PAGE


SCHEDULE 13D/A

CUSIP No. M22465104                                         Page 6 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Michael S. Gordon

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        2,250,100
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     2,250,100

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     2,250,100

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    6.8%

     14        TYPE OF REPORTING PERSON*
                    IN
<PAGE


SCHEDULE 13D/A

CUSIP No. M22465104                                         Page 7 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mark D. Hostetter

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        2,250,100
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     2,250,100

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     2,250,100

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    6.8%

     14        TYPE OF REPORTING PERSON*
                    IN
<PAGE


SCHEDULE 13D/A

CUSIP No. M22465104                                         Page 8 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Asset Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,313,100
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,313,100

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,313,100

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    4.0%

     14        TYPE OF REPORTING PERSON*
                    OO
<PAGE


13D/A                                                       Page 9 of 14 Pages

      This Amendment No. 1 amends the statement on Schedule 13D which was filed on September 2, 1997 (as amended, "Schedule 13D") by the undersigned with respect to the ordinary share, nominal value NIS .01 per share (the "Common Stock"), issued by Check Point Software Technologies Ltd., an Israeli corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

      Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

                       *           *           *

Item 3 is hereby supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Vinik Partners, Vinik Overseas and the Discretionary Account since the filing of Schedule 13D is $5,441,794.97, $7,228,412.28 and $429,453.95, respectively.

Paragraph (a) of Item 5 is hereby amended and restated as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 33,235.917 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 23, 1997, as reflected in the Company's Proxy Statement on Form 6-K filed with the Securities and Exchange Commission (the "Commission") on August 7, 1997.

      As of the close of business on December 12, 1997:

            (i) Vinik Partners owns beneficially 937,000 shares of Common Stock, constituting approximately 2.8% of the shares outstanding.
            (ii) VAM LP owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), VAM LP may be deemed to own beneficially 1,242,200 shares (constituting approximately 3.7% of the shares outstanding) held by Vinik Overseas, and 70,900 shares of Common Stock (constituting approximately 0.2% of the shares outstanding) held by the Discretionary Account, which, when aggregated, total 1,313,100 shares of Common Stock, constituting approximately 4.0% of the shares outstanding.

                                                           Page 10 of 14 Pages

            (iii) Messrs. Vinik, Gordon and Hostetter each directly owns no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the 937,000 shares beneficially owned by Vinik Partners, the 1,242,200 shares beneficially owned by Vinik Overseas, and the 70,900 shares beneficially owned by the Discretionary Account.
Such shares total 2,250,100 shares of Common Stock, constituting approximately 6.8% of the shares outstanding.
            (iv) VGH owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, VGH may be deemed to own beneficially the 937,000 shares beneficially owned by Vinik Partners, constituting approximately 2.8% of the shares outstanding.
            (v) VAM LLC owns directly no shares of Common Stock. By reasons of the provisions of Rule 13d-3 of the Act, VAM LLC may be deemed to own the 1,242,200 shares beneficially owned by Vinik Overseas and the 70,900 shares beneficially owned by the Discretionary Account. When the shares beneficially owned by Vinik Overseas and the Discretionary Account are aggregated they total 1,313,100 shares of Common Stock, constituting approximately 4.0% of the shares outstanding.
            (vi) In the aggregate, the Reporting Persons beneficially own a total of 2,250,100 shares of Common Stock, constituting approximately 6.8% of the shares outstanding.

                       *           *            *

Paragraph (c) of Item 5 is hereby supplemented as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (c) The trade dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock since those reported in Schedule 13D filed on September 2, 1997 to December 12, 1997 by Vinik Partners and by VAM LP, on behalf of Vinik Overseas and the Discretionary Account, are set forth in Schedules A, B and C. All such transactions were open market transactions effected on the over-the-counter market.

                                                           Page 11 of 14 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  December 12, 1997           /s/ Jeffrey N. Vinik,
                    .               JEFFREY N. VINIK, individually
                                    and as senior managing member of
                                    VGH Partners, L.L.C., on behalf
                                    of VINIK PARTNERS, L.P.

                                    /s/ Jeffrey N. Vinik
                                    Jeffrey N. Vinik, as senior managing
                                    member of Vinik Asset Management, L.L.C.,
                                    on behalf of VINIK ASSET MANAGEMENT, L.P.

                                    /s/ Jeffrey N. Vinik
                                    Jeffrey N. Vinik, as senior managing
                                    member of VGH PARTNERS, L.L.C. and
                                    VINIK ASSET MANAGEMENT, L.L.C.

                                    /s/ Michael S. Gordon, individually
                                    MICHAEL S. GORDON

                                    /s/ Mark D. Hostetter, individually
                                    MARK D. HOSTETTER


<Page


                                                           Page 12 of 14 Pages


                                  Schedule A

                             Vinik Partners, L.P.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
__________________________________________________________________________

09/05/97                  33,300                         $28.2266
09/08/97                   8,300                         $28.0625
09/09/97                   4,200                         $26.6250
09/11/97                   2,900                         $25.2998
09/11/97                  11,600                         $25.8214
09/17/97                   4,200                         $26.0000
09/18/97                   8,200                         $26.7500
10/03/97                   2,100                         $30.1250
10/06/97                  14,500                         $31.5536
10/07/97                  40,300                         $33.2004
10/09/97                   8,300                         $33.2500
10/13/97                  (8,500)                        $34.4828
10/16/97                (104,700)                        $43.2300
10/22/97                  20,800                         $41.0045
11/05/97                 (37,400)                        $47.1758
11/05/97                 (27,000)                        $48.5938
11/06/97                  (8,800)                        $49.3540
11/13/97                  11,200                         $41.7878
11/19/97                 (41,400)                        $47.8759
11/21/97                 (20,800)                        $48.4734
11/24/97                  (2,000)                        $47.2484
11/25/97                 (16,600)                        $47.0922
11/28/97                  (3,500)                        $46.2413
12/02/97                 (24,900)                        $47.3005
12/03/97                  (3,800)                        $47.7933
12/04/97                  (7,900)                        $47.3797
12/11/97                 (44,900)                        $39.2101
12/11/97                 (30,200)                        $39.8737
12/12/97                 (23,300)                        $40.5471


<Page


                                                           Page 13 of 14 Pages

                                   Schedule B

                            Vinik Asset Management, L.P.
                                  on behalf of
                            Vinik Overseas Fund, Ltd.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
__________________________________________________________________________

09/05/97                  44,100                         $28.2266
09/08/97                  11,000                         $28.0625
09/09/97                   5,500                         $26.6250
09/11/97                   3,900                         $25.2998
09/11/97                  15,500                         $25.8214
09/17/97                   5,500                         $26.0000
09/18/97                  11,100                         $26.7500
10/03/97                   2,800                         $30.1250
10/06/97                  19,300                         $31.5536
10/07/97                  53,500                         $33.2004
10/09/97                  11,000                         $33.2500
10/13/97                 (11,300)                        $34.4828
10/16/97                (138,800)                        $43.2300
10/22/97                  27,600                         $41.0045
11/05/97                 (49,500)                        $47.1758
11/05/97                 (35,700)                        $48.5938
11/06/97                 (11,700)                        $49.3540
11/13/97                  14,900                         $41.7878
11/19/97                 (55,100)                        $47.8759
11/21/97                 (27,500)                        $48.4734
11/24/97                  (2,700)                        $47.2484
11/25/97                 (22,000)                        $47.0922
11/28/97                  (4,500)                        $46.2413
12/02/97                 (33,000)                        $47.3005
12/03/97                  (4,900)                        $47.7933
12/04/97                 (10,400)                        $47.3797
12/11/97                 (59,500)                        $39.2101
12/11/97                 (40,000)                        $39.8737
12/12/97                 (30,900)                        $40.5471


<Page


                                                           Page 14 of 14 Pages


                                  Schedule C

                            Vinik Asset Management, L.P.
                                on behalf of the
                              Discretionary Account

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
__________________________________________________________________________

09/05/97                   2,600                         $28.2266
09/08/97                     700                         $28.0625
09/09/97                     300                         $26.6250
09/11/97                     200                         $25.2998
09/11/97                     900                         $25.8214
09/17/97                     300                         $26.0000
09/18/97                     700                         $26.7500
10/03/97                     100                         $30.1250
10/06/97                   1,200                         $31.5536
10/07/97                   3,200                         $33.2004
10/09/97                     700                         $33.2500
10/13/97                    (700)                        $34.4828
10/16/97                  (8,900)                        $43.2300
10/22/97                   1,600                         $41.0045
11/05/97                  (3,100)                        $47.1758
11/05/97                  (2,300)                        $48.5938
11/06/97                    (700)                        $49.3540
11/13/97                     900                         $41.7878
11/19/97                  (3,500)                        $47.8759
11/21/97                  (1,700)                        $48.4734
11/24/97                    (300)                        $47.2484
11/25/97                  (1,400)                        $47.0922
11/28/97                    (300)                        $46.2413
12/02/97                  (2,100)                        $47.3005
12/03/97                    (300)                        $47.7933
12/04/97                    (700)                        $47.3797
12/11/97                  (3,400)                        $39.2101
12/11/97                  (2,300)                        $39.8737
12/12/97                  (2,000)                        $40.5472